UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A.

Bogota, December 21, 2015

In November 2015

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.3 MILLION

PASSENGERS

In November 2015, Avianca Holdings and its subsidiaries carried 2,393,194 passengers, a 6.7% increase over the same period in 2014

In November, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,393,194 passengers, up 6.7% compared to November 2014. Capacity, measured in ASKs (available seat kilometers), increased 8.5%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 9.5%. The load factor for the month was 79.7%.

Domestic markets in Colombia, Peru and Ecuador

In November, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,443,611 travelers, up 5.6% compared to November 2014. Capacity (ASKs) increased 1.5%, while passenger traffic (RPKs) increased 9.0%. As a result, the load factor for the month was 82.1%.

International markets

In November, the affiliated airlines of Avianca Holdings transported 949,583 passengers on international routes, up 8.3% compared to November 2014, Capacity (ASKs) increased 10.6%, while passenger traffic (RPKs) increased 9.7%. The load factor for the month was 79.1%.

Operational Statistics	Nov-15	Nov-14	Δ YOY	YTD 2015	YTD 2014	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,393	2,243	6.7%	25,783	23,842	8.1%
ASK (mm)[2]	3,725	3,432	8.5%	40,518	37,369	8.4%
RPK (mm)[3]	2,970	2,711	9.5%	32,268	29,639	8.9%
Load Factor[4]	79.7%	79.0%	0.7pp	79.6%	79.3%	0.3pp
Domestic Market
PAX (K)[1]	1,444	1,366	5.6%	15,558	14,198	9.6%
ASK (mm)[2]	780	768	1.5%	8,902	8,029	10.9%
RPK (mm)[3]	640	587	9.0%	6,869	6,171	11.3%
Load Factor[4]	82.1%	76.4%	5.7pp	77.2%	76.9%	0.3pp
International Market
PAX (K)[1]	950	876	8.3%	10,225	9,644	6.0%
ASK (mm)[2]	2,945	2,664	10.6%	31,617	29,340	7.8%
RPK (mm)[3]	2,330	2,124	9.7%	25,400	23,468	8.2%
Load Factor[4]	79.1%	79.7%	-0.6pp	80.3%	80.0%	0.3pp

[1]	Pax: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor:Represents utilized seating capacity

Avianca Holdings S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. - Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A. - Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A. - LACSA, incorporated in Costa Rica, Transamérican Airlines S.A. - TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A. - SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones C.A. de C.V. - ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2015		AVIANCA HOLDINGS S.A.

	By:	/s/ Elisa Murgas
		Name:	Elisa Murgas
		Title:	General Secretary, Vice-President of Legal Affairs